           Exhibit 28(n)(8) under Form N-1A
           Exhibit 99 under Item 601/Reg. S-K

TRUST SHARES EXHIBIT
TO
MULTIPLE CLASS PLAN
(Revised 6/30/10)

1.           SEPARATE ARRANGEMENT AND EXPENSE ALLOCATION

For purposes of Rule 18f-3 under the Act, the basic distribution arrangement for the Trust Shares will consist of sales by financial intermediaries, who, along with the principal underwriter, may receive payments for distribution and/or administrative services under a 12b-1 Plan. In connection with this basic arrangement, Trust Shares will bear the following fees and expenses:

Fees and Expenses	Maximum Amount Allocated Trust Shares
Sales Load	None
Contingent Deferred Sales Charge ("CDSC")	None
Shareholder Service Fee	None
12b-1 Fee	Up to 25 basis points (0.25%) of the average daily net asset value
Other Expenses	Itemized expenses incurred by the Fund with respect to holders of Trust Shares as described in Section 3 of the Multiple Class Plan

2.           CONVERSION AND EXCHANGE PRIVILEGES

For purposes of Rule 18f-3, Trust Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights:	None
Exchange Privilege:

Trust Shares may be exchanged for Trust Shares of any other Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Class A Shares of Federated Liberty U.S. Government Money Market Trust and Class K Shares.

SCHEDULE OF FUNDS
OFFERING TRUST SHARES

The Funds set forth on this Schedule each offer Trust Shares on the terms set forth in the Trust Shares Exhibit to the Multiple Class Plan, in each case as indicated below.  The 12b-1 fees indicated are the maximum amounts authorized based on the average daily net asset value. Actual amounts accrued may be less.

Multiple Class Company Series	12b-1 Fee

Money Market Obligations Trust:
Federated Government Obligations Fund	0.25%
Federated Prime Obligations Fund	0.25%
Federated Treasury Obligations Fund	0.25%